UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	GENERAL IDENTIFYING INFORMATION

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

Fremont Mutual Funds, Inc.

3.	Securities and Exchange Commission File No.:

811-05632

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ] Initial Application     [X] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

333 Market Street, 26th Floor
San Francisco, California 94105

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

David A. Hearth
Paul, Hastings, Janofsky & Walker LLP
55 Second Street, 24th Floor
San Francisco, California 94105
(415) 856-7007

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Fremont Group LLC
199 Fremont Street, Suite 1900
San Francisco, California 94105
Telephone: (415) 284-8500

Iron Mountain Archives
23497 Eichler Street, Building B, Unit E
Hayward, California 94545
Telephone: (415) 284-8500

The Managers Funds LLC
800 Connecticut Avenue
Norwalk, Connecticut 06854
Telephone: (202) 299-3500

The Managers Funds LLC
333 Market Street, Suite 2600
San Francisco, California 94105
Telephone: (415) 278-8518

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X] Open-end     [ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the funds (including sub-advisers) during the last five years, even if the funds’ contracts with those advisers have been terminated:

Adviser:

Fremont Investment Advisors, Inc.
333 Market Street, Suite 2600
San Francisco, California 94105

Subadvisers:

Alliance Capital Management, L.P.
1345 Avenue of the Americas
New York, New York 10106

Armstrong Shaw Associates, Inc.
45 Grove Street
New Canaan, Connecticut 06840

Bee & Associates, a division of Denver Investment Advisors LLC
1225 17th Street, 26th Floor
Denver, Colorado 80202

BDT Investment Management Limited
7 Albemarle Street
London
WIS 4HQ

Bridgewater Associates, Inc.
One Glendinning Place
Westport, Connecticut 20814

Capital Guardian Trust Company
333 S. Hope Street, 55th Floor
Los Angeles, California 90071-1447

CMG First State (Hong Kong) LLC

Delaware International Advisers Ltd.
2005 Market Street
Philadelphia, Pennsylvania 19103-7098

Evergreen Investment Management Company, LLC
200 Berkeley Street
Boston, Massachusetts 02116

First Quadrant LP
800 East Colorado Blvd., Suite 900
Pasadena, California 91101

Jarislowsky Fraser Limited
1010 Sherbrooke Street West, Suite 2005
Montreal Quebec
H3A 2R7

J.P. Morgan Investment Management, Inc.
522 Fifth Avenue
New York, New York 10036

Kensington Investment Group
4 Orinda Way, Suite 200C
Orinda, California 94563

Kern Capital Management LLC
114 West 47th Street, Suite 1926
New York, New York 10036-1510

Lend Lease Rosen Real Estate Securities LLC
1995 University Avenue, Suite 550
Berkeley, California 94704

Mellon Capital Management
595 Market Street, Suite 3000
San Francisco, California 94105

Northstar Capital Management, Inc.
84 State Street
Boston, Massachusetts 02109

Pacific Investment Management Company
840 Newport Center Drive, Suite 100
Newport Beach, California 92660

Rayner Associates, Inc.
655 Redwood Highway, Suite 370
Mill Valley, California 94941

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

TimesSquare Capital Management, Inc.
4 Times Square, 25th Floor
New York, New York 10036

Urdang Securities Management, Inc.
630 West Germantown Pike, Suite 300
Plymouth Meeting, Pennsylvania 19462

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

First Fund Distributors, Inc.
4455 E. Camelback Road, Suite 261E
Phoenix, Arizona 85018

Quasar Distributors, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

T.O. Richardson Securities, Inc.
Two Bridgewater Road
Farmington, Connecticut 06032

13.	If the fund is a unit investment trust (“UIT”) provide: N/A

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes     [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-______

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes     [ ] No

If Yes, state the date on which the board vote took place:

July 7, 2004

If No, explain:

15.	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes     [ ] No

If Yes, state the date on which the shareholder vote took place:

January 14, 2005

If No, explain:

II.	DISTRIBUTION TO SHAREHOLDERS

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes     [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

January 14, 2005

(b)	Were the distributions made on the basis of net assets?

[X] Yes     [ ] No

(c)	Were the distributions made pro rata based on share ownership?

[X] Yes     [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only: N/A

Were any distributions to shareholders made in kind?

[ ] Yes     [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: N/A

Has the fund issued senior securities?

[ ] Yes     [ ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes     [ ] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes     [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	ASSETS AND LIABILITIES

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ ] Yes     [X] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ] Yes     [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes     [X] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $300,000 (est.)

(ii)	Accounting expenses: $50,000 (est.)

(iii)	Other expenses (list and identify separately):

Proxy mailing and printing expenses: $400,000 (est.)
Insurance: $1.1 million (est.)
Transfer agency conversion costs: none

(iv)	Total expenses (sum of lines (i)-(iii) above): $1,850,000 (est.)

(b)	How were those expenses allocated?

No expenses were borne by or allocated to the funds.

(c)	Who paid those expenses?

Fremont Investment Advisors, Inc. and The Managers Funds LLC paid the expenses incurred in connection with the merger. Such expenses were allocated between them in accordance with their agreement.

The Managers Funds LLC purchased the advisory business with respect to Fremont Mutual Funds, Inc. from Fremont Investment Advisors, Inc. and is the investment adviser of the funds surviving the merger.

(d)	How did the fund pay for unamortized expenses (if any)?

N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes     [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	CONCLUSION OF FUND BUSINESS

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes     [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes     [X] No

If Yes, describe the nature and extent of those activities:

VI.	MERGERS ONLY

26.	(a) State the name of the fund(s) surviving the Merger:

Managers Fremont Global Fund
Managers International Growth Fund
Managers U.S. Small Cap Fund
Managers Fremont U.S. Micro-Cap Fund
Managers Real Estate Fund
Managers Fremont Bond Fund
Managers California Intermediate Tax-Free Fund
Managers Fremont Money Market Fund
Managers Fremont Institutional U.S. Micro-Cap Fund
Managers Structured Core Fund

Each a Series of Managers Trust I

Managers Value Fund
Managers Capital Appreciation Fund
Each a Series of The Managers Funds

(b)	State the Investment Company Act file number of the fund surviving the Merger:

Managers Trust I - 811-06520

Managers Funds - 811-03752

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Managers Trust I - Form N-14 filed on August 24, 2004 (File No. 333-118527)

Managers Funds - Form N-14 filed on August 25, 2004 (File No. 333-118540)

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Fremont Mutual Funds, Inc., (ii) she is the sole director of Fremont Mutual Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

/s/ Deborah L. Duncan

Deborah L. Duncan
Sole Director